LML HAS OWNERSHIP OF PATENT ESTATE CONFIRMED

Corporation Subsidiary Provides First License for Electronic Check Conversion Transactions

VANCOUVER, BC, August 17, 2001 - LML PAYMENT SYSTEMS INC. (the "Corporation") (Nasdaq: LMLP) is pleased to report it has settled its claims against Global Transaction Systems, LLC, initiated in the United States District Court for the District of Nevada regarding ownership of United States Patent Nos. 5,484,988 and 6,164,528 (the "Patent Estate"), consistent with the Agreed Final Judgment entered September 22, 2000 by the United States District Court for the Middle District of Florida in the case styled LML Payment Systems et al vs. Robert R. Hills, which adjudged that the Corporation, through its subsidiaries, owned and held exclusive right, title and interest in the Patent Estate. The appropriate papers will be filed shortly with the court in Nevada.

The Corporation is also pleased to announce that its wholly owned subsidiary LML Payment Systems Corp., has granted a non-exclusive, non- transferable, limited sub-license under the Patent Estate to Global. The Sub-License agreement includes the payment of royalties on electronic check conversion on a per transaction basis. The Corporation has also agreed to provide Global with processing services regarding electronic check conversion transactions under similar terms to those provided by the Corporation to other independent third parties.

"We are pleased to have this ownership issue resolved to our complete satisfaction and look forward to pursuing our business objectives that involve both transaction processing and strategic licensing of the Patent Estate," said Corporation President and CEO, Patrick H. Gaines.

The Corporation, through its subsidiary LML Payment Systems Corp., is a financial payment processor providing check processing solutions including Electronic Check Conversion (whereby paper checks are converted into electronic transactions), electronic check verification, electronic check re-presentment (whereby returned paper checks are re-presented for payment electronically), and primary and secondary check collection to supermarkets, grocery stores, multilane retailers, convenience stores and other national, regional and local retailers. We also specialize in providing selective routing, including real-time monitoring of check, debit, credit and EBT transactions for authorization and settlement through our flagship transaction processing product REPS (Retail Electronic Payment System). The Corporation's intellectual property estate, owned by subsidiary LML Patent Corp, includes new U.S. Patent No. 6,164,528 regarding Internet checking transactions, in addition to U.S. Patent No. 5,484,988 which describes a "Checkwriting point of sale system." which, through a centralized database and authorization system, is capable of providing and administering various electronic payment services for customers and businesses. Also included in our intellectual property estate is a recently received Notice of Allowance from the United States Patent and Trademark Office for a new patent based upon United States Patent Application Serial No. 09/562,303. The newly allowed patent application describes corporate checks and electronic fund transfers (EFT) and relates to existing U.S. Patent No. 6,164,528 and U.S. Patent No. 5,484,988 (described above).

Statements contained in this news release which are not historical facts are forward-looking statements, subject to uncertainties and risks. For a discussion of the risks associated with the Corporation's business, please see the documents filed by the Corporation with the SEC.

/s/ Patrick H. Gaines

Patrick H. Gaines

President and CEO